Mail Stop 4561
      July 8, 2005

Mr. Dinesh Maniar
Chief Executive Officer
Montgomery Realty Group, Inc.
400 Oyster Point Blvd. Suite 415
San Francisco, CA 94080

	RE:	Montgomery Realty Group, Inc.
		Form 8-K
		Filed June 28, 2005
            	File No. 0-30724

Dear Mr. Maniar:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 8-K filed June 28, 2005

1. Amend the report to include all of the information required by
Item 304(a)(1)(v) of Regulation S-K regarding whether any audit or similar committee of the board of directors discussed the internal control deficiencies with the former accountants.

2. Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.



3. Please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us why none of the adjustments relate to prior period. Explain in detail why you believe the timing of each adjustment is appropriate.

4. When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S-K
Item 304 (a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

5. We note that Deloitte & Touche declined to stand for reelection as your accounting firm for the year ended December 31, 2005, but will complete the audit for the year ended December 31, 2004 and possibly review your quarterly reports for March 31, 2005 and June 30, 2005.
Once Deloitte & Touche has completed their services as your principal accountant, you will need to file an amendment to this Form 8-K disclosing the date that Deloitte & Touche effectively ceased to be your principal accountant. You must also update the disclosures in the filing to reflect the effective date of completed services and file a new Exhibit 16 letter. Please revise when appropriate.

Form 10-QSB for Fiscal Quarter Ended September 30, 2004

6. Refer to the Item 4.01 Form 8-K and the deficiencies in internal control. Tell us in what period each of the deficiencies occurred. Also, tell us how you were able to conclude that the disclosure controls and procedures are effective (Item 3), considering the deficiencies in internal control

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;



* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please provide the supplemental information requested above within five business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR.

      Any questions regarding the above should be directed to me at
(202) 551-3469.


								Sincerely,



								Thomas Flinn
								Staff Accountant
Mr. Dinesh Maniar
Montgomery Realty Group, Inc.
July 8, 2005
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